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For Immediate Release

Pointer Telocation to Present at the 27th Annual Roth Conference

Rosh HaAyin, Israel March 2, 2015- Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced that it will participate at the 27th Annual Roth Conference to be held between March 8 - 11, 2015 at the Ritz Carlton Hotel in Dana Point, California.

Pointer's CEO, Mr. David Mahleb, is scheduled to present on Tuesday, March 10, 2015 at 1:00pm Pacific Time.

At the conference there will be an opportunity for investors to meet one-on-one with Mr. David Mahleb and with Pointer’s Chairman, Mr. Yossi Ben Shalom. Interested investors should contact the conference organizers at Roth Capital, or the Investor Relations team at Pointer at pointer@gkir.com.

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Fleet Management and Stolen Vehicle Recovery. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more.

Pointer Telocation's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Kenny Green/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 201 9246
1 E-mail: zvif@pointer.com	E-mail: pointer@gkir.com

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